Exhibit 99.2

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

HONG KONG, February 22, 2011 — Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announced its financial results for the third fiscal quarter ended December 31, 2010. 1
Highlights of the Quarter Ended December 31, 2010
•	Revenue increased by RMB33.5 million, or 45.6%, from RMB73.4 million for the three months ended December 31, 2009 to RMB106.9 million (US$16.2 million) for the three months ended December 31, 2010.

•	Results from operating activities increased by RMB25.9 million, or 136.3%, from RMB19.0 million for the three months ended December 31, 2009 to RMB44.9 million (US$6.8 million) for the three months ended December 31, 2010.

•	Profit for the period increased by RMB26.1 million, or 138.1%, from RMB18.9 million for the three months ended December 31, 2009 to RMB45.0 million (US$6.8 million) for the three months ended December 31, 2010.

•	Adjusted profit for the period (Non-IFRS measure, defined as profit for the period before the net impact of biological assets fair value adjustments and excluding the effects of non-cash share-based compensation and the initial public offering expenses charged to the income statement) increased by RMB14.3 million, or 52.0%, from RMB27.5 million for the three months ended December 31, 2009 to RMB41.8 million (US$6.3 million) for the three months ended December 31, 2010. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS was set forth in Appendix V.

•	Adjusted EBITDA (Non-IFRS measure, defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.60 to US$1.00, the effective noon buying rate as of December 31, 2010 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

fair value adjustment and the initial public offering expenses charged to the income statement) increased by RMB17.0 million, or 45.5%, from RMB37.4 million for the three months ended December 31, 2009 to RMB54.4 million (US$8.2 million) for the three months ended December 31, 2010. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS was set forth in Appendix VI.

•	Basic and diluted earnings per share was RMB2.09 (0.32 US cents) and 2.01 cents (0.30 US cents), respectively, for the three months ended December 31, 2010, representing an increase of 85.0% and 81.1%, respectively, from those in the three months ended December 31, 2009.

•	Basic and diluted earnings per ADS[2] was RMB104.5 (15.83 US cents) and 100.5 cents (15.23 US cents), respectively, for the three months ended December 31, 2010, representing an increase of 85.0% and 81.1%, respectively, from those in the three months ended December 31, 2009.

•	Cash generated from operating activities decreased by RMB24.2 million, or 92.4%, from RMB26.2 million for the three months ended December 31, 2009 to RMB2.0 million (US$308,000) for the three months ended December 31, 2010.

•	Total arable land as of December 31, 2010 was 20,047mu (1,337 hectare), increased by 1,197mu, as compared to September 30, 2010, and increased by 1,201 mu, as compared to December 31, 2009.

•	Total greenhouse area as of December 31, 2010 was 5,339 mu (356 hectare), representing an increase of 432 mu compared to September 30, 2010 and an increase of 482 mu compared to December 31, 2009. As a result, greenhouse land area as a percentage of total arable land increased from 26.0% as of September 30, 2010 to 26.6% as of December 31, 2010.

•	Production output increased 34.8% from 23,977 metric tons for the three months ended December 31, 2009 to 32,318 metric tons for the three months ended December 31, 2010. Production yield (production output per mu) increased 30.8% from 1.3 metric tons for the three months ended December 31, 2009 to 1.7 metric tons per mu for the three months ended December 31, 2010.

[2]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

•	Revenue-per-mu increased 49.7% from RMB3,851 for the three months ended December 31, 2009 to RMB5,764 for the three months ended December 31, 2010.
Mr. Shing Yung Ma, chairman and chief executive officer of Le Gaga, commented, “We are very pleased with our performance in the third fiscal quarter as we achieved record total revenue, adjusted profit and revenue-per-mu. Our greenhouse vegetable cultivation business model and cultivation know-how continue to deliver strong results. Since our IPO, we have continued to focus on our greenhouse and arable land expansion. We will continue to invest in research and development to enhance our cultivation know-how as well as in the development of our sales, marketing and distribution network. Furthermore, training and development of our farm managers remains an investment priority for us.”
Mr. Auke Cnossen, chief financial officer of Le Gaga, added, “Our greenhouse business model serves us well in the current operating environment. Our greenhouses allow us to produce during the winter and capture the higher selling prices during this season. We also benefit from better quality produce as a result of a better growing environment and stronger protection of our produce against the elements in the greenhouses. Expansion of our greenhouse coverage means higher production yield and revenue-per-mu. Higher greenhouse coverage also means more efficient use of production inputs such as fertilizers, seeds, water and labor and lower fixed production costs such as land rental and farm overhead as a percentage of revenue.”

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

Summary of Operating Data

	As of December 31, 2009			As of September 30, 2010			As of December 31, 2010
		Under			Under			Under
		construction			construction			construction
	Operating	or Reserved	Total	Operating	or Reserved	Total	Operating	or Reserved	Total
Arable land (1)	18,846 mu	—	18,846 mu	18,850 mu	—	18,850 mu	17,952 mu	2,095 mu	20,047 mu
	(1,256 hectare)	—	(1,256 hectare)	(1,257 hectare)	—	(1,257 hectare)	(1,197 hectare)	(140 hectare)	(1,337 hectare)
Greenhouse area (2)	4,857 mu	—	4,857 mu	4,907 mu	—	4,907 mu	5,339 mu	—	5,339 mu
	(324 hectare)	—	(324 hectare)	(327 hectare)	—	(327 hectare)	(356 hectare)	—	(356 hectare)
Greenhouse area as a percentage of total arable land	25.8%	N/A	25.8%	26.0%	N/A	26.0%	29.7%	—	26.6%

	Three Months Ended December 31,		Nine Months Ended December 31,
	2009	2010	2009	2010
Total production output (metric tons)	23,977	32,318	67,601	93,649
Production yield (metric tons per mu)	1.3	1.7	3.8	5.0
Revenue-per-mu (RMB) (3)	3,851	5,764	10,749	15,229

(1)	Total arable land area excludes land that we used on a temporary basis.
The Company terminated the lease agreements for 900 mu land and entered into the lease agreements for 2,095 mu land during the quarter ended December 31, 2010.
Land under construction or reserved, includes newly leased land which has not yet been put into production and is either under construction or in reserve for future development.

(2)	As of December 31, 2009, there were 2,415 mu bamboo-made greenhouses and 2,442 mu steel-made greenhouses;
As of September 30, 2010, there were 1,143 mu bamboo-made greenhouses and 3,764 mu steel-made greenhouses;
As of December 31, 2010, there were 929 mu bamboo-made greenhouses and 4,410 mu steel-made greenhouses.

(3)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

Financial Results for the Three Months Ended December 31, 2009 and 2010
Revenue increased by RMB33.5 million, or 45.6%, from RMB73.4 million for the three months ended December 31, 2009 to RMB106.9 million (US$16.2 million) for the three months ended December 31, 2010. The increase in revenue was primarily attributable to an increase in revenue-per-mu from RMB3,851 per mu for the three months ended December 31, 2009 to RMB5,764 per mu for the three months ended December 31, 2010, which was primarily driven by an increase in production yield from 1.3 metric tons per mu for the three months ended December 31, 2009 to 1.7 metric tons per mu for the three months ended December 31, 2010. This increase in the production yield was primarily a result of increased greenhouse coverage and improved cultivation know-how.
Cost of inventories sold increased by RMB30.5 million, or 48.9%, from RMB62.4 million for the three months ended December 31, 2009 to RMB92.9 million (US$14.1 million) for the three months ended December 31, 2010.
Adjusted cost of inventories sold (Non-IFRS measure, defined as cost of inventories sold before biological assets fair value adjustment, with the reconciliation to cost of inventories sold determined in accordance with IFRS as set forth in Appendix IV) increased by RMB7.4 million, or 28.5%, from RMB26.0 million for the three months ended December 31, 2009 to RMB33.4 million (US$5.1 million) for the three months ended December 31, 2010. Adjusted cost of inventories sold as a percentage of revenue decreased from 35.4% for the three months ended December 31, 2009 to 31.2% for the three months ended December 31, 2010. The decrease of our adjusted cost of inventories sold as a percentage of revenue was primarily due to (1) the decrease in purchases from third parties of certain vegetables that we did not produce to fulfill the diverse demand of the customers of our supermarket sales points in Hong Kong, and (2) lower fixed costs, such as rental, depreciation and farm overhead, as a percentage of revenue, due to higher productivity.
Changes in fair value less costs to sell of biological assets increased by RMB48.3 million, or 164.3%, from RMB29.4 million for the three months ended December 31, 2009 to RMB77.7 million (US$11.8 million) for the three months ended December 31, 2010.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
Biological assets fair value adjustment included in cost of inventories sold	(36,478)	(59,493)	(9,014)	(93,783)	(158,770)	(24,056)
Changes in fair value less costs to sell of biological assets	29,358	77,740	11,779	136,323	199,463	30,222

Net impact of biological assets fair value adjustment	(7,120)	18,247	2,765	42,540	40,693	6,166

The net impact of the biological assets fair value adjustment, representing the net increase or decrease in the gain in fair value less cost to sell of crops on our farmland at the current reporting period end compared to the immediately preceding reporting period end, was significantly higher in the three months ended December 31, 2010 compared to the same period in 2009. This was primarily a result of changes in our production methods for Solanaceous products. As a result, a net gain of RMB18.2 million was recognized arising from biological assets fair value adjustment for the three months ended December 31, 2010, as compared to the net loss of RMB7.1 million recognized for the three months ended December 31, 2009.
The net impact of biological assets fair value adjustment of RMB18.2 million for the three months ended December 31, 2010 primarily arose from the change in our plantation methods of Solanaceous products. Solanaceous products are the primary focus of our plantation during the winter months. Due to the changes in production methods, more Solanaceous products were planted for the three months ended December 31, 2010, with higher expected selling prices as a seasonal trend, as compared to those products planted during the three months ended September 30, 2010, resulting in a positive net impact.
Our packing expenses increased by RMB3.0 million, or 65.2%, from RMB4.6 million for the three months ended December 31, 2009 to RMB7.6 million (US$1.2 million) for the three months ended December 31, 2010, primarily due to our effort to enhance our brand awareness and increase of our revenue which resulted in an increase in the packing material consumed at RMB3.1 million.
Our land preparation costs increased by RMB3.2 million, or 114.3%, from RMB2.8 million for the three months ended December 31, 2009 to RMB6.0 million (US$906,000) for the three months ended December 31, 2010, which was primarily due to (1) an increase in the number of

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

plantation cycles which resulted in more land resting time in between rotation cycles, (2) an increase in greenhouse coverage that increased the unit land preparation cost during the same period of rotation, and (3) expenses incurred for the newly acquired lands under construction or reserved for future development.
Our selling and distribution expenses increased by RMB1.3 million, or 25.5%, from RMB5.1 million for the three months ended December 31, 2009 to RMB6.4 million (US$973,000) for the three months ended December 31, 2010, which was primarily due to the increase in the transportation costs of RMB961,000 in line with our increase in revenue.
Our administrative expenses increased by RMB17.2 million, or 277.4%, from RMB6.2 million for the three months ended December 31, 2009 to RMB23.4 million (US$3.5 million) for the three months ended December 31, 2010. Administrative expenses increased primarily due to (1) IPO expenses amounting to RMB8.5 million (including regulatory fees, legal, accounting and other professional advisors fees, and printing costs), and (2) an increase of RMB5.1 million in non-cash share-based compensation.
We had a net finance income of RMB27,000 (US$4,000) for the three months ended December 31, 2010, as compared to a net finance costs of RMB105,000 for the three months ended December 31, 2009. The net finance income for the three months ended December 31, 2010 consisted of (1) a net exchange gain of RMB1.9 million and (2) an interest income of RMB80,000, partially offset by the interest expenses of RMB2.0 million.
We did not record any income tax expenses in the three months ended December 31, 2009 and 2010 as all of our PRC subsidiaries were exempt from enterprise income tax during these periods and our Hong Kong subsidiaries either did not record any taxable income or had tax losses brought forward to offset assessable profits.
As a results of the foregoing factors, profit for the three months ended December 31, 2010 increased by RMB26.1 million, or 138.1%, from RMB18.9 million for the three months ended December 31, 2009 to RMB45.0 million (US$6.8 million) for the three months ended December 31, 2010.
Our adjusted profit for the period, increased by RMB14.3 million or 52.0% from RMB27.5 million for the three months ended December 31, 2009 to RMB41.8 million (US$6.3 million) for the three months ended December 31, 2010.
Our adjusted EBITDA increased by RMB17.0 million, or 45.5%, from RMB37.4 million for the three months ended December 31, 2009 to RMB54.4 million (US$8.2 million) for the three months ended December 31, 2010.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

Basic and diluted earnings per share was RMB2.09 (0.32 US cents) and 2.01 cents (0.30 US cents), respectively, for the three months ended December 31, 2010, representing an increase of 85.0% and 81.1%, respectively, from the three months ended December 31, 2009. Basic and diluted earnings per ADS was RMB104.5 (15.83 US cents) and 100.5 cents (15.23 US cents), respectively, for the three months ended December 31, 2010, representing an increase of 85.0% and 81.1%, respectively, from the three months ended December 31, 2009.
Our operating cash inflow decreased by RMB24.2 million, or 92.4%, from a RMB26.2 million for the three months ended December 31, 2009 to RMB2.0 million (US$308,000) for the three months ended December 31, 2010, primarily due to the payments for the portion of IPO expenditure recognized in the income statements and the land sanitation, biological pest control, as well as the environmental protection projects.
Cash used in investing activities increased by RMB9.2 million, or 22.8%, from RMB40.4 million for the three months ended December 31, 2009 to RMB49.6 million (US$7.5 million) for the three months ended December 31, 2010. The cash outflow from the investing activities of RMB49.6 million for the three months ended December 31, 2010 was in line with our payment for the construction in progress of RMB48.8 million which mainly consisted of (1) payment for construction of greenhouses of RMB15.8 million, (2) payment for land improvements of RMB15.4 million, (3) payment of RMB10.5 million for agricultural infrastructure.
Recent developments
The Company has recently signed the lease agreements with the local village committees for the lease of 3,950 mu of farming land in Fujian Province. As of December 31, 2010, 2,095 mu of cleared land has been handed over to the Company for operation. The Company has initiated the land improvement and construction work on these lands. The remaining 1,855 mu is expected to be handed over to the Company within the next few months. The Company is currently in the process of collecting the required authorization letters or consents from the holders of the operation rights for the new land and the filing of the lease agreements with the relevant local governments.
Business Outlook for the fiscal quarter ending March 31, 2011
The Company estimates that its revenue for the fourth fiscal quarter ending March 31, 2011 will be between RMB105 million and RMB115 million (representing a full year revenue of RMB390 million to RMB400 million for fiscal year ending March 31, 2011), representing a year over year growth rate of approximately 20.1% to 31.5% (representing a full year growth rate of approximately 39.2% to 42.8% for fiscal year ending March 31, 2011).
This forecast reflects the Company’s current and preliminary view, which is subject to change.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

Conference Call
The Company will host a conference call at 8:00 a.m. ET on 22 February 2011 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:
● +1 866 549 1292 (U.S. Toll Free) ● + 400 681 6949 (China Toll Free) ● +852 3005 2050 (International) ● Pass Code: 534242#
Please dial-in approximately 10 minutes in advance to facilitate an on-time start.
A replay will be available for two weeks after the call and may be accessed via:
● +852 3005 2020 ● Passcode: 135415#
A live and archived webcast of the call will be available on the Company’s website at www.legaga.com.hk/html/index.php.
About Le Gaga Holdings Limited (Nasdaq:GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. Through its subsidiary China Linong International Limited, the Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. In particular, the Company supplies vegetables to supermarkets, such as Walmart in China and Wellcome, ParknShop and Vanguard in Hong Kong.
The Company currently operates 19 farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

Safe Harbor Statement
This press release contains statements of a forward-looking nature. These statements, including the statements with respect to our future operating and financial performance and the legality or validity of our leases of agricultural land, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on greenhouse and arable land expansion may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.
Use of Non-IFRS measures
Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

“Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold was set forth in Appendix IV.
Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustments (defined as “adjusted profit for the period” in our prospectus dated October 28, 2010) and further excludes the effects of non-cash share-based compensation and initial public offering expenses charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation and initial public offering expenses adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period was set forth in Appendix V.
Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense (benefit), depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustments (defined as “adjusted EBITDA” in our prospectus dated October 28, 2010) and further excludes the initial public offering expenses for the current quarterly period charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period was set forth in Appendix VI.

Le Gaga Third Quarter FY 2011 Earnings Release February 22, 2011

Contact Information
For further information, please contact:
PRChina
Jane Liu
Tel: (852) 2522 1838
Email: jliu@prchina.com.hk
Henry Chik
Tel: (852) 2522 1368
Email: hchik@prchina.com.hk

Appendix I Le Gaga Holdings Limited Unaudited Condensed Consolidated Income Statements For the three and nine months ended December 31, 2009 and 2010

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)
Revenue	73,419	106,938	16,203	193,079	285,544	43,264
Cost of inventories sold	(62,433)	(92,864)	(14,070)	(161,445)	(255,951)	(38,780)
Changes in fair value less costs to sell related to
Crops harvested during the period	24,513	16,511	2,502	77,080	126,605	19,183
Growing crops on the farmland at the period end	4,845	61,229	9,277	59,243	72,858	11,039
Total changes in fair value less costs to sell of biological assets	29,358	77,740	11,779	136,323	199,463	30,222
Packing expenses	(4,557)	(7,644)	(1,158)	(13,090)	(18,395)	(2,787)
Land preparation costs	(2,829)	(5,978)	(906)	(8,331)	(13,597)	(2,060)
Other income	1	8	1	61	122	18
Research and development expenses	(2,126)	(1,954)	(296)	(4,688)	(5,267)	(798)
Selling and distribution expenses	(5,067)	(6,419)	(973)	(13,118)	(16,183)	(2,452)
Administrative expenses	(6,205)	(23,353)	(3,538)	(17,764)	(56,354)	(8,538)
Other expenses	(557)	(1,541)	(234)	(863)	(5,157)	(782)

Results from operating activities	19,004	44,933	6,808	110,164	114,225	17,307
Finance income	19	2,012	305	85	3,023	458
Finance costs	(124)	(1,985)	(301)	(703)	(2,190)	(332)

Net finance (costs)/income	(105)	27	4	(618)	833	126
Profit before taxation	18,899	44,960	6,812	109,546	115,058	17,433
Income tax expense	—	—	—	—	—	—

Profit for the period	18,899	44,960	6,812	109,546	115,058	17,433

Earnings per ordinary/preferred share (in cents)
Basic	1.13	2.09	0.32	6.54	6.05	0.92

Diluted	1.11	2.01	0.30	6.46	5.90	0.89

Appendix II Le Gaga Holdings Limited Unaudited Condensed Consolidated Balance Sheets As of March 31 and December 31, 2010

	March 31, 2010	December 31, 2010
	RMB	RMB	US$
	(In thousands)
Assets
Property, plant and equipment	357,862	480,489	72,801
Construction in progress	17,402	37,122	5,625
Lease prepayments	2,516	2,439	370
Long-term deposits and prepayments	31,559	63,868	9,677
Biological assets	5,186	5,361	812

Total non-current assets	414,525	589,279	89,285

Biological assets	45,005	92,098	13,954
Inventories	2,938	5,585	846
Trade and other receivables	36,779	46,377	7,027
Cash	139,207	642,035	97,278

Total current assets	223,929	786,095	119,105

Total assets	638,454	1,375,374	208,390

Equity
Capital	307,689	687,706	104,198
Reserves	272,355	571,453	86,584

Total equity	580,044	1,259,159	190,782

Liabilities
Bank loan	34,290	79,647	12,068
Loan from municipal government	1,410	1,410	214

Total non-current liabilities	35,700	81,057	12,282

Bank loan	—	6,000	909
Trade and other payables	18,628	25,076	3,799
Current taxation	4,082	4,082	618

Total current liabilities	22,710	35,158	5,326

Total liabilities	58,410	116,215	17,608

Total equity and liabilities	638,454	1,375,374	208,390

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow (Continued) For the three months and nine months ended December 31, 2009 and 2010

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	18,899	44,960	6,812	109,546	115,058	17,433

Adjustments for:
Amortization of lease prepayments	26	25	4	78	77	12
Depreciation	9,806	12,590	1,908	25,071	34,145	5,173
Equity settled share-based transactions	1,481	6,558	994	4,228	15,315	2,320
Changes in fair value less costs to sell of biological assets	(29,358)	(77,740)	(11,779)	(136,323)	(199,463)	(30,222)
Interest income	(19)	(80)	(12)	(85)	(193)	(29)
Interest expense	—	1,968	298	—	2,139	324
Net loss on disposal of property, plant and equipment	327	1,364	207	596	4,354	660
Foreign exchange gain	(135)	(1,594)	(242)	(225)	(3,130)	(474)

	1,027	(11,949)	(1,810)	2,886	(31,698)	(4,803)
Changes in current biological assets due to plantations	(28,250)	(34,802)	(5,273)	(74,391)	(95,765)	(14,510)
Changes in inventories, net of effect of harvested crops transferred to inventories	59,619	93,074	14,102	153,011	246,629	37,368
Increase in trade and other receivables	(11,626)	(4,450)	(674)	(16,232)	(13,264)	(2,010)
Increase in long-term deposits and prepayments	(849)	(31,609)	(4,789)	(457)	(27,902)	(4,228)
Increase/(decrease) in trade and other payables	6,299	(8,234)	(1,248)	12,643	9,252	1,402

Cash generated from operations	26,220	2,030	308	77,460	87,252	13,219

Income tax paid	—	—	—	—	—	—

Net cash generated from operating activities	26,220	2,030	308	77,460	87,252	13,219

Appendix III Le Gaga Holdings Limited Unaudited Condensed Consolidated Statements of Cash Flow (Continued) For the three months and nine months ended December 31, 2009 and 2010

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	19	80	12	85	193	29
Plantations of non-current biological assets	(103)	(570)	(86)	(567)	(1,316)	(199)
Payment for the purchase of property, plant and equipment	(1,648)	(2,445)	(370)	(3,637)	(7,444)	(1,128)
Payment for construction in progress	(44,786)	(48,771)	(7,390)	(132,020)	(185,372)	(28,087)
Proceeds from disposal of property, plant and equipment	6,152	2,150	326	6,974	12,720	1,927

Net cash used in investing activities	(40,366)	(49,556)	(7,508)	(129,165)	(181,219)	(27,458)

Financing activities
Proceeds from municipal government loan	—	—	—	410	—	—
Repayment to a director	—	—	—	—	(40)	(6)
Interest paid	—	(2,551)	(387)	—	(6,450)	(976)
Proceeds from bank loans	—	—	—	—	53,632	8,126
Proceeds from exercise of share options	—	—	—	—	22,245	3,370
Proceeds from the public offering	—	584,776	88,602	—	584,776	88,602
Issuing expenses	—	(49,885)	(7,558)	—	(49,885)	(7,558)

Net cash generated from financing activities	—	532,340	80,657	410	604,278	91,558

Net (decrease)/increase in cash	(14,146)	484,814	73,457	(51,295)	510,311	77,319

Cash at beginning of the period	70,705	163,309	24,744	107,939	139,207	21,092

Effect of foreign exchange rate changes	(58)	(6,088)	(923)	(143)	(7,483)	(1,133)

Cash at December 31	56,501	642,035	97,278	56,501	642,035	97,278

Appendix IV Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold For the three months and nine months ended December 31, 2009 and 2010

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(62,433)	(92,864)	(14,070)	(161,445)	(255,951)	(38,780)
Less: biological assets fair value adjustment	36,478	59,493	9,014	93,783	158,770	24,056

Adjusted cost of inventories sold	(25,955)	(33,371)	(5,056)	(67,662)	(97,181)	(14,724)

Appendix V Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted profit for the period to profit for the period For the three months and nine months ended December 31, 2009 and 2010

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	18,899	44,960	6,812	109,546	115,058	17,433

Add:

Non-cash share-based compensation	1,481	6,558	994	4,228	15,315	2,320
IPO expenses	—	8,500	1,288	—	20,323	3,079
Less:

Net impact of biological assets fair value adjustment	7,120	(18,247)	(2,765)	(42,540)	(40,693)	(6,166)

Adjusted profit for the period	27,500	41,771	6,329	71,234	110,003	16,666

Appendix VI Le Gaga Holdings Limited Reconciliation of Non-IFRS adjusted EBITDA to profit for the period For the three months and nine months ended December 31, 2009 and 2010

	Three Months Ended December 31,			Nine Months Ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit for the period	18,899	44,960	6,812	109,546	115,058	17,433
Add:
Amortization of lease prepayments	26	25	4	78	77	12
Depreciation	9,806	12,590	1,908	25,071	34,145	5,173
Finance costs	124	1,985	301	703	2,190	332
Income tax expense	—	—	—	—	—	—
Non-cash share-based compensation	1,481	6,558	994	4,228	15,315	2,320
Biological assets fair value adjustment included in cost of inventories sold	36,478	59,493	9,014	93,783	158,770	24,056
IPO expenses	—	8,500	1,288	—	20,323	3,079
Less:
Finance income	(19)	(2,012)	(305)	(85)	(3,023)	(458)
Changes in fair value less costs to sell of biological assets	(29,358)	(77,740)	(11,779)	(136,323)	(199,463)	(30,222)

Adjusted EBITDA	37,437	54,359	8,237	97,001	143,392	21,725